Exhibit 99.3

Rights Offering to Holders of

Compañía Cervecerías Unidas S.A.

American Depositary Shares

September 13, 2013

To: Securities Dealers, Commercial Banks, Trust Companies and Other Nominees which are holders of American Depositary Shares of Compañía Cervecerías Unidas S.A. (CUSIP No. 204429104)

On behalf of Compañía Cervecerías Unidas S.A. (“CCU”), in connection with the offering by CCU (i) to holders of shares of its common stock (“shares”) of rights to subscribe for new shares of common stock (the “share rights”), and (ii) to holders of its American Depositary Shares (the “ADSs”) of rights to subscribe for new ADSs (“ADS rights”), you are being requested to contact clients for whom you hold ADSs registered in your name, or in the name of your nominee, to obtain instructions with respect to the exercise or sale of their ADS rights. CCU has made arrangements with JPMorgan Chase Bank, N.A., as ADS rights agent, to make available the ADS rights to holders of ADSs at 5:00 p.m. (New York City time) on September 9, 2013 (the “ADS record date”) upon the terms set forth in the Prospectus Supplement, dated September 13, 2013, to the Prospectus, dated August 15, 2013 (collectively, the “Prospectus”). JPMorgan Chase Bank, N.A. has been appointed as the ADS rights agent by CCU. Your prompt attention is requested, as the ADS subscription period expires at 2:30 p.m. (New York City time) on October 4, 2013 (the “ADS rights expiration date”).

Enclosed you will find copies of the Prospectus and a form letter you can send to your clients who are beneficial owners of ADSs registered in your name, or in the name of your nominee. CCU requests that you send the Prospectus, along with the client letter to your clients who own ADSs as of the ADS record date. The Prospectus may only be delivered in compliance with the securities laws of the jurisdiction into which it is delivered.

The CUSIP No. for CCU’s ADSs is 204429104, which are quoted on The New York Stock Exchange under the symbol “CCU”. The CUSIP No. for the ADS rights is 204429112, which will be quoted on The New York Stock Exchange under the symbol “CCU RT”. The Depository Trust Company (“DTC”) will be credited with the ADS rights on or about September 13, 2013.

ADS RIGHTS NOT EXERCISED PRIOR TO 2:30 P.M. (NEW YORK CITY TIME) ON OCTOBER 4, 2013 WILL BECOME VOID AND WILL HAVE NO FURTHER VALUE. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.

For a complete description of the terms and conditions of the offering and the procedures for exercise or sale of ADS rights, please refer to the enclosed Prospectus. None of the terms hereof are intended to contradict or supersede the terms of the Prospectus. In the event of any inconsistency between the terms of the Prospectus and the terms hereof, the terms of the Prospectus shall govern. Any terms used but not defined herein shall have the meaning given to such terms in the Prospectus.

Exercise of ADS Rights

Holders of ADSs will receive 0.1601241 ADS right for every ADS he/she held as of the ADS record date, subject to applicable law. One (1) ADS right will entitle the holder of such ADS right to purchase one (1) new ADS. To exercise ADS rights and to subscribe for any new ADSs, holders of ADSs rights must pay the ADS deposit amount of US$26.52 per subscribed new ADS (the “estimated ADS subscription payment”), which is the ADS subscription price of CLP 13,000.00 converted into U.S. dollars at an exchange rate of CLP 500.00 per U.S. dollar (the “estimated U.S. dollar subscription price”), plus an additional 2%, representing an allowance for potential fluctuations in the exchange rate between the Chilean peso and the U.S. dollar, ADS issuance fees of the depositary of US$0.05 per new ADS issued, and certain taxes. The ADS rights agent will make the conversion from U.S. dollars into Chilean pesos to pay the subscription price for new ADSs (the “final ADS subscription price”) for which your ADS rights entitle you to subscribe in the ADS rights exercise period at any commercially practicable rate. If there is any excess in U.S. dollars as a result of this conversion, after deducting ADS issuance fees, currency conversion expenses and taxes, the ADS rights agent will refund the amount of any excess in U.S. dollars promptly to the subscriber without interest (to the extent the excess owing to you exceeds US$15.00). If the amount paid to subscribe for each new ADS is insufficient to cover the final ADS subscription price, the ADS rights agent will pay the amount of your behalf and you will then be required to pay the amount of such deficiency promptly (including interest and expenses) to the ADS rights agent prior to your receiving any of the ADSs for which you subscribed. If payment of the amount of any deficiency is not received by the ADS rights agent by October 18, 2013, the ADS rights agent may sell the ADSs subscribed for at a public or private sale, at such place or places and upon such terms as it may deem proper to cover such deficiency and costs related thereto. Please refer to the Prospectus for further details.

Exchange of ADS Rights for Share Rights

ADS rights may not be converted into share rights and share rights may not be converted into ADS rights.

Exercise through DTC

ADS rights received through DTC can only be exercised through the applicable DTC system. Payment for new ADSs subscribed must be received by the ADS rights agent via DTC prior to the expiration of the ADS subscription period. Any exercise of ADS rights is irrevocable and may not be cancelled or modified.

Sale of ADS Rights

Holders of ADS rights certificates who would like to sell all or a portion of their ADS rights need do nothing and the ADS rights agent will endeavor to sell the share rights underlying the ADS Rights prior to the end of the share subscription period (scheduled to end at 5:00 pm (Santiago, Chile time) on October 12, 2013). Such holders desiring to sell their ADS rights before the end of the subscription period must transfer their rights into “Street-name,” (i.e., into the name of a bank, broker or other nominee) and instruct the bank, broker or other nominee to sell such ADS rights on the New York Stock Exchange.

Beneficial owners of ADS rights through a bank, broker or other nominee who would like to sell all or a portion of their ADS rights before the end of the subscription period must contact such bank, broker or other nominee and instruct such party to sell such ADS rights on the New York Stock Exchange.

Unexercised ADS Rights

Holders of ADSs who transfer or do not exercise their ADS rights will have their percentage ownership interest in CCU diluted, and will only be entitled to the net proceeds from the sale of the share rights underlying their unexercised or untransferred ADS rights, provided such net proceeds exceed US$15 (otherwise such proceeds are forfeited). Non-Chilean resident holders of ADS rights are advised that sales of the share rights underlying the ADS Rights will take place in the local Chilean market, and are accordingly subject to a 35% withholding tax, among any other charges, fees or taxes a holder may be subject to.

Sale of Unexercised ADS Rights

The ADS rights agent will endeavor to sell any share rights represented by ADS Rights not exercised prior to the end of the share subscription period. Such share rights will be sold in the local Chilean market and such sales will be subject to a 35% Chilean withholding tax, among any other charges, fees or taxes such sale and/or non-Chilean resident holder may be subject to, with the net proceeds distributed to the holders entitled thereto but only to the extent a holder is entitled to net proceeds of more than US$15 (otherwise such proceeds are forfeited).

Offers and Sales in Certain Jurisdictions

Investors should note that the offer, sale, exercise or acceptance of, or the subscription for, any of the securities described in the Prospectus to or by persons located or resident in jurisdictions other than Chile and the United States may be restricted or prohibited by the laws of the relevant jurisdiction. No ADS rights will be credited to any account, nor will any new ADSs or certificates evidencing such securities be delivered to investors in any jurisdiction in which it would be illegal to do so, or where doing so would trigger any prospectus, registration, filing or approval requirement or otherwise violate the securities laws of such jurisdictions or be prohibited. CCU reserves absolute discretion in determining whether any holder of ADSs located or resident outside Chile and the United States may participate in this offering.

Each person who exercises, accepts, subscribes for or purchases any of the securities described in the Prospectus must do so in accordance with the restrictions set forth in the Prospectus.

Questions or Requests for Additional Copies

Questions regarding the issuance of the ADS rights and the offer to subscribe for new ADSs should be directed to Innisfree M&A Incorporated, the Information Agent, at (888) 750-5834 (toll-free). Banks and brokers may call collect at (212) 750-5833. Additional copies of the enclosed materials as well as the Prospectus may also be obtained from the Information Agent.